NO ACT

PE
10-07-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

09012689

Received SEC
OCT 07 2009
Washington, DC 20549

October 7, 2009

Act 1934
Section General Instruction D
Rule 13E-3
Public Availability October 7, 2009

Via Facsimile 212-701-5529 and U.S. Mail

Diane Kerr
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Re: Telefonica S.A.'s mandatory acquisition of outstanding Telefonica de Argentina S.A. shares

Dear Ms. Kerr:

We are responding to your letter dated October 7, 2009 to Michele Anderson and Christina Chalk, as supplemented by conversations with the staff. We attach a copy of your letter to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter of October 7, 2009, unless otherwise noted.

On the basis of your representations and the facts presented in your letter, the Commission hereby grants TEF and TASA an exemption from the timing requirements set forth in Rule 13e-3(f)(1) and General Instruction D to Schedule 13E-3 under the Exchange Act. This exemption will permit TEF and TASA to file and disseminate a Schedule 13E-3 in connection with TEF's declaration of acquisition of those TASA Class B Shares it does not already own according to the timetable set forth in your letter.

In this regard, we note that pursuant to Argentine law, the acquisition of Class B Shares will happen as a matter of law upon the approval of the Argentine CNV. TEF does not control the timing of the CNV approval process, which does not operate according to a set timetable. Therefore, TEF and TASA cannot ensure that a set period of time will pass between the filing and dissemination of the Schedule 13E-3 and the CNV approval. However, holders of Class B Shares may exercise Appraisal Rights for a period of at least three months after learning of the final Transaction price upon CNV approval.

The foregoing exemption is based solely on the representations and the facts presented in your letter dated October 7, 2009, as supplemented by telephone conversations with the Commission staff. The relief provided above is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your letter.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and Rule 10b-5 under the Exchange Act. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in this transaction. The Division of Corporation Finance expresses no view with respect to any other questions the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

Sincerely,

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,

Michele M. Anderson

Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Diane G. Kerr

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4529 tel
212 701 5529 fax
diane.kerr@davispolk.com

October 7, 2009

Re: Telefónica, S.A.'s mandatory acquisition under Argentine law of outstanding Telefónica de Argentina S.A. shares

Securities Exchange Act of 1934, Rule 13e-3

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Michele Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Christina Chalk, Esq.
Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Ladies and Gentlemen:

We are writing on behalf of Telefónica, S.A., a *sociedad anónima* organized under the laws of the Kingdom of Spain ("**TEF**") and Telefónica de Argentina S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina ("**TASA**") in connection with TEF's mandatory acquisition under Argentine Presidential Executive Order No. 677/01, Chapter VII (the "**Decree**") of all outstanding shares of TASA, not already owned by TEF or one of its affiliates (the "**Transaction**"), as described more fully in this letter. For your convenience, we have attached a copy of the Decree in Spanish as well as the English translation of the Decree distributed by the Argentine government.

We respectfully request that the staff of the Division of Corporate Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") grant TEF and TASA exemptive relief from Rule 13e-3(f)(1) under the Securities Exchange Act of 1934 (the "**Exchange Act**") and General Instruction D to Schedule 13E-3 on the terms set forth in this letter. TEF and TASA have asked that we express to the Staff the urgency of their request because, as described below, certain relevant timing periods under the Decree already are in progress.

General Background on TEF and TASA

Telefónica, S.A.

TEF is a *sociedad anónima* organized under the laws of the Kingdom of Spain with its principal executive offices at Distrito C, Ronda de la Comunicación, s/n, Las Tablas, 28050 Madrid, Spain. TEF is a diversified, international telecommunications group which provides a comprehensive range of services through one of the world's largest and most modern telecommunications networks. TEF is mainly focused on providing fixed and mobile telephony services, and is present principally in Spain, Europe and Latin America. TEF's reporting currency is the euro. In 2008, TEF's consolidated revenues were approximately €57.946 billion, its operating income was approximately €13.873 billion and its profit for the year was approximately €7.826 billion, all as reported under International Financial Reporting Standards as issued by the International Accounting Standards Board. In 2008 TEF invested approximately €8.401 billion in capital expenditures and employed over 250,000 people worldwide.

TEF is a "foreign private issuer" as defined in Rule 3b-5 under the Exchange Act and files Annual Reports on Form 20-F and furnishes Current Reports on Form 6-K and other information to the Commission. TEF's ordinary shares are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol "TEF". TEF's ordinary shares are also listed on various foreign stock exchanges, including the London, Buenos Aires and Tokyo stock exchanges and its Brazilian Depositary Shares representing its ordinary shares are listed on the São Paulo Stock Exchange. TEF also has American Depositary Shares ("**ADSs**") represented by American Depositary Receipts ("**ADRs**") listed on the New York Stock Exchange ("**NYSE**") under the symbol "TEF" and on the Lima Stock Exchange. These ADSs each represent the right to receive three TEF ordinary shares, and the ADRs are issued under a deposit agreement with Citibank, N.A., as depositary (the "**Depositary**").

Telefónica de Argentina S.A.

TASA is a *sociedad anónima* organized under the laws of the Republic of Argentina and has been a majority-owned subsidiary of TEF since 2000. TASA provides fixed line telephony and other telephony-related services, such as international long-distance, data transmission and Internet service under a permanent license to provide telecommunications services in Argentina. As of December 31, 2008, TASA employed over 10,000 full-time employees and was one of the largest companies in Argentina in terms of net revenue. TASA's reporting currency is the Argentine peso ("**Ps.**"). In 2008, TASA's consolidated net revenues were Ps.4.761 billion (or approximately U.S.$1.379 billion based on the Argentine peso/U.S. dollar exchange rate of Ps. 3.4537 per $1.00 in effect as of December 31, 2008 as reported in TASA's consolidated financial statements as of and for the year ended December 31, 2008), its gross profit was approximately Ps.2.400 billion (or approximately U.S.$695 million based on this exchange rate) and its net income was approximately Ps.337 million (or approximately U.S.$98 million based on this exchange rate), all as reported under generally accepted accounting principles in effect in Argentina.

TASA is a "foreign private issuer" as defined in Rule 3b-5 under the Exchange Act. TASA files Annual Reports on Form 20-F and furnishes Current Reports on Form 6-K and other information to the Commission. In 1991, TASA offered and sold ADSs in the United States to qualified institutional buyers in reliance on and subject to restrictions of Rule 144A under the Securities Act of 1933, as amended (the "**Securities Act**") and Global Depositary Shares ("**GDSs**") outside Argentina and the United States in reliance on Regulation S under the Securities Act. Each ADS and GDS represented ten Class B ordinary shares with a nominal value of Ps.1 per share. In February 1994, TASA conducted a registered exchange offer permitting holders to exchange each of their existing ADSs and GDSs for one new ADS (each also representing ten of TASA's Class B ordinary shares with a nominal value of Ps.1 per share) registered under the Securities Act. On March 8, 1994, the ADSs began trading on the NYSE. The new ADSs are issued by Citibank, N.A., as depositary, pursuant to the terms of a deposit agreement. The ADSs initially represented ten of TASA's Class B ordinary shares of Ps.1.00 nominal value per share until a voluntary capital stock reduction in 2006, which resulted in each such ADS representing 40 Class B ordinary shares of Ps.0.10 nominal value per share (such Class B ordinary shares of Ps.0.10 nominal value per share, the "**Class B Shares**").

According to information provided by TASA, as of April 17, 2009, TASA had issued and outstanding 4,367,388,680 Class A ordinary shares of Ps.0.10 nominal value per share (the "**Class A Shares**" and, together with the Class B Shares, the

"**Shares**") and 2,616,811,616 Class B Shares. According to TASA, approximately 78.2% of TASA's outstanding Class B Shares are issued in the form of ADSs representing Class B Shares. As of April 17, 2009, TEF or its affiliates held 100.0% of the Class A Shares, and 95.2% of the Class B Shares, either directly or in the form of ADSs, which collectively represented approximately 98.2% of all of the TASA Shares outstanding as of that date. The remaining outstanding Class B Shares were held by other shareholders, either directly or in the form of ADSs. Based on a review of TASA's share register and other information available to it, TEF has determined that as of April 17, 2009 slightly more than 50% of the Class B Shares not held by TEF or its affiliates were held in the form of ADSs and are presumed to be held by U.S. residents. TASA's Class A Shares are not listed. TASA's Class B Shares are quoted on the Buenos Aires Stock Exchange (the "**BASE**") in lots of ten Class B Shares under the symbol "TEAR2.BA". TASA's ADSs, each representing 40 Class B Shares, are listed on the NYSE and trade under the symbol "TAR". As of the date of this letter, TASA has no securities outstanding that are convertible into the Shares.

Description of the Decree and the Transaction

Requirement to Acquire Minority Shares under the Decree

The Decree applies to all Argentine corporations (*sociedades anónimas*) with publicly traded shares. Under Article 25 of the Decree, any minority shareholder in a "controlled company" may serve notice on a controlling shareholder demanding that the controlling shareholder make an offering to purchase the shares held by such minority shareholder at a "fair price" (the "**Triggering Notice**"). The Decree defines a "controlled company" as any corporation controlled by a "controlling shareholder" and defines "controlling shareholder" as a shareholder or group of shareholders that directly or indirectly owns 95% or more of the shares in such corporation.

Under Article 27 of the Decree, upon receipt of a Triggering Notice, the relevant controlling shareholder may respond in one of two ways: (1) commence a tender offer (*oferta pública de adquisición*) for all minority shares and securities convertible into these shares at a "fair price", in which case, each minority shareholder makes its own voluntary decision whether to sell its shares (the "**Tender Offer Option**") or (2) issue a "declaration of acquisition" (*declaración de adquisición*) that results in a transfer, by operation of law and without any vote or other action on the part of the minority shareholders, to the controlling shareholder of all of the minority shares and convertibles (on an as converted basis), at a "fair price" (the "**Declaration Option**"). If during the 60-day period after the Triggering Notice the controlling shareholder refuses to exercise either of these two options, the petitioning shareholder may require an Argentine court to declare that its shares are judicially sold to the controlling shareholder at a "fair price" determined by such Argentine court (the "**Individual Judicial Sale Option**"). The Individual Judicial Option would not affect shares held by persons other than the petitioning shareholder. Under both the Tender Offer Option and the Declaration Option, the consideration offered and paid by the controlling shareholder for the shares of the minority shareholders must be cash unless the controlling shareholder is a corporation with publicly traded shares, in which case it may offer those shares and/or cash.

TEF's Decision to Pursue the Declaration Option

As of April 27, 2009, TEF indirectly owned approximately 98.2% of the total outstanding TASA Shares. As a result, TASA is considered to be a "controlled company" under the Decree and TEF a "controlling shareholder". On April 27, 2009, an unaffiliated minority shareholder of TASA delivered a Triggering Notice to TEF. On April 28, 2009, TASA furnished a copy of a Form 6-K announcing the delivery of the Triggering Notice to TEF and confirming that a transaction pursuant to the Decree would ensue. After evaluating the options available under the Decree, TEF determined on June 23, 2009 that it would pursue the Declaration Option as described in more detail below.

TEF's Declaration of Acquisition

On June 23, 2009, TEF's board of directors approved the declaration of acquisition (the "**Declaration of Acquisition**") required by the Decree in which it stated (i) its intention to acquire all Class B Shares (including those represented by ADSs) held by unaffiliated minority shareholders of TASA (collectively, the "**Minority Held Securities**"), (ii) the "fair" price to be paid for the Minority Held Securities, determined as described below, and (iii) the details of the escrow account or accounts into which the consideration for the Minority Held Securities will be deposited, as described below.

In accordance with the requirements of the Decree, on June 23, 2009, TEF formally notified TASA of the Declaration of Acquisition and on June 23, 2009, TEF and TASA each filed current reports (*Hechos Relevantes*) with their respective regulators regarding TEF's Declaration of Acquisition. Each also filed a related Form 6-K with the Commission. On June 24, 2009, TEF submitted to the *Comisión Nacional de Valores* (the "**CNV**"), the Argentine securities regulator, a request that TASA's Class B Shares be withdrawn from public trading and from listing effective as of the date that title to the Minority Held Securities is transferred to TEF. TEF and TASA will submit a similar request to the New York Stock Exchange (the "**NYSE**") with respect to the withdrawal of the ADSs from public trading and listing as of that date.

To comply with the public disclosure requirements of the Decree, TEF commenced publication of the Declaration of Acquisition in the Daily Bulletin (*Boletín Diario*) of the BASE on June 23, 2009 and completed publication in that bulletin on June 25, 2009, commenced publication of the Declaration of Acquisition in the Argentine Official Bulletin (*Boletín Oficial*) and in *La Nación*, a newspaper of general circulation in Argentina, on July 1, 2009 and completed publication in this press on July 3, 2009. Accordingly, the requirement that the Declaration of Acquisition be published for three business days after filing of the Declaration of Acquisition with the CNV (such period, the "**Initial Publication Period**") was satisfied.

Determination of the Purchase Price under the Decree

Under the Decree, there are three stages at which the "fairness" of the purchase price is reviewed and analyzed and, at each stage, a different entity or group of persons undertakes the review and analysis.

First, under Article 28 of the Decree, the controlling shareholder must establish and include in its Declaration of Acquisition a "fair" purchase price for the relevant shares based on requirements set forth in Article 32 of the Decree. Under this Article, the controlling shareholder must consider the following factors in establishing a "fair" purchase price: (1) the mean price of the controlled company's publicly traded shares during the immediately preceding six months; (2) the book value of the controlled company's shares; (3) the controlled company's enterprise value based on a discounted cash flow and/or indicators applicable to comparable companies or ventures analysis, (4) the company's liquidation value, and (5) the prices at which certain types of transactions involving the controlled company's shares may have taken place within the past year (the factors listed in clauses (1) through (5) above being referred to herein, collectively, as, the "**Fairness Determination Factors**"). Also, under Article 32 of the Decree, a purchase price that is lower than the mean price of the controlled company's publicly traded shares during the immediately preceding six months cannot be considered "fair".

Second, after the publication of the Declaration of Acquisition, the board of directors and audit committee of the controlled company are required to review the published purchase price and express to the CNV their view with respect to the fairness of the published purchase price. In addition, the controlled company's *comisión fiscalizadora* (or statutory audit committee) is required to express to the CNV an opinion with respect to the observance of legal process but not with respect to the fairness of the published purchase price specifically. Once the analysis and all of the required opinions of the controlled company's board of directors, audit committee and *comisión fiscalizadora* are complete, the controlled company is required to present these opinions and certain other relevant information and documentation to the CNV.

Finally, the CNV itself reviews all of the information submitted to it and makes a substantive decision as to whether the purchase price is fair and thus as to whether the transaction may proceed at the published purchase price. The CNV review process is described in greater detail below under "*The CNV Review Process*".

On June 23, 2009, TEF's board of directors met to review and consider, among other matters, the Transaction and determined a purchase price of Ps.1.00 per Class B Share in accordance with the Fairness Determination Factors, as required by the Decree.

On July 7, 2009, TASA's board of directors (excluding those members who are also members TEF's board of directors) and audit committee (all of whom are independent in accordance with the SEC and NYSE standards) met and each determined, after reviewing, among other factors, the advice of their financial advisor MBA Lazard Banco de Inversiones S.A. ("**MBA Lazard**"), that the purchase price published by TEF is fair to the holders of Minority Held Securities for purposes of the Decree. TASA and TEF submitted all required documentation to the CNV on July 15, 2009. TASA and TEF also determined that the Transaction is fair to the holders of Minority Held Securities for purposes of Rule 13(e)-3 under the Exchange Act.

The CNV Review Process

The Decree gives the CNV full substantive review authority over the published purchase price. In making its determination about the fairness of the published purchase price, the CNV is required to analyze the decision-making process that the controlling shareholder used in determining the published purchase price, particularly the information considered by the controlling shareholder, the grounds for setting the purchase price and whether the opinion of an expert appraiser was solicited and received. When assessing the actions taken by the board of directors, the audit committee and the *comisión fiscalizadora* of the controlled company in reaching the conclusions expressed in their opinions, the CNV may consider any or all of these same factors and also whether the audit committee and *comisión fiscalizadora* of the controlled company provided favorable opinions in respect of the published purchase price and the observance of legal process, respectively. Providing the CNV with broad substantive authority, the Decree does not place any time limits on the CNV's exercise of its authority. The CNV is permitted to request additional information or pursue additional questions or issues if it considers those questions or issues relevant to the question of price fairness. Consequently, TEF and TASA cannot predict when CNV approval might be forthcoming in relation to the filing and dissemination of the Schedule 13E-3 required under U.S. securities laws in connection with the Transaction. Argentine counsel has advised, however, that based on prior experience, the CNV review period could last several months or longer, as measured from the July 15, 2009 filing date.

Once the CNV has concluded its review process, it will either approve of, or object to, the Transaction, including explicitly or implicitly, the fairness of the published purchase price. If the CNV approves the published purchase price, as described in more detail below, the controlling shareholder is required to deposit in at least one escrow account the full purchase price for all of the Minority Held Securities, make public disclosure of the CNV approval and make certain administrative filings.

If the CNV determines that the purchase price initially published by the controlling shareholder is not fair, the CNV normally will inform the controlling shareholder of the price increase desired. Normally, discussions between the controlling shareholder and the CNV then follow, and these discussions may result in a new price.[1] When and if an agreement on price is reached, the CNV would issue its approval of the new price and ultimately the steps described below would be followed.

Shareholders' Objection Rights to Fairness of Purchase Price

Despite providing three stages at which the fairness of the purchase price is analyzed, the Decree still provides unaffiliated minority shareholders who do not withdraw any amounts from the escrow accounts described below (the "**Eligible Minority Shareholders**") an appraisal right (an "**Appraisal Right**"), exercisable for a period of three months beginning on the calendar day after the completion of the formal publication (as described below) of the CNV's approval of the purchase price (the "**Objection Period**"), to challenge the fairness of the purchase price irrespective of whether TASA, its audit committee and its board of directors have concluded that the price is fair. Although the terms of the Decree could be read to indicate that the Appraisal Right is available following the Initial Publication Period, the CNV has informed TEF and TASA that it will interpret the Decree as giving Eligible Minority

[1] The Decree does not contemplate specifically what would occur should the controlling shareholder and the CNV not be able to reach agreement on a new price; however, Argentine counsel believes that TEF would have the right to withdraw its Declaration of Acquisition and again would have the right to elect which of the responses to the Triggering Notice to pursue.

Shareholders the right to object to the purchase price only during the three-month period beginning on the calendar day after the completion of the CNV Approval Publication Period (as defined below), whether or not the CNV approval requires a change in the initial published purchase price. Accordingly, all holders of Minority Held Securities, including all holders of ADSs will have at least three-months after learning the final Transaction price during which they may object to that price.

Appraisal Rights are exercised by commencing, at any time during the three-month period specified above (the "Objection Period") a legal proceeding in an Argentine court or before an Argentine arbitration panel identified in the Decree and by not withdrawing any portion of the Transaction purchase price from the Escrow Accounts referred to below. However, while holders of Minority Held Shares may commence these proceedings at any time during the Objection Period, under Article 30 of the Decree, all proceedings relating to the actual determination of the rights of the objecting holders are suspended until the end of the Objection Period so that all of the appraisal claims of all of the objecting holders of Minority Held Shares may be consolidated into a single legal proceeding. Consequently, the determination of the rights of objecting holders will not occur until after the CNV approved purchase price has been paid to all non-objecting holders and to all holders who fail either to request payment of the purchase price or to object to that purchase price.

If, after completion of the court or arbitration proceeding, the Argentine judge or arbitration panel agrees with the holders who validly exercised their Appraisal Rights that the CNV-approved price was not "fair", the judge or arbitration panel will determine an additional amount of cash (a "**Top-up Amount**") to be paid by TEF to the Eligible Minority Shareholders who exercised their Appraisal Rights, but only to these holders. The purchase price paid to other holders will not be affected by the appraisal proceedings. Any Top-up Amount will be paid to the holders exercising their Appraisal Rights in whatever currency and by whatever means the Argentine judge or arbitration panel may order. Because this is the first transaction under the Decree involving ADS holders, and the Decree is silent on the point, it is unclear how an Argentine judge or arbitration panel would order any Top-up Amount to be paid to successfully objecting ADS holders, and it is possible that such Argentine judge or arbitration panel would order that any Top-up Amount payable to such ADS holders be paid in Argentina in Argentine pesos, despite the fact that such ADS holders will receive the CNV-approved purchase price in U.S. dollars from the U.S. Escrow Account, as described in more detail below.

Funding and Settlement of the Escrow Accounts

Within five business days of the CNV's approval of the purchase price (whether the price originally published by the controlling shareholder or an increased price agreed to by the controlling shareholder and approved by the CNV), the controlling shareholder must deposit an amount equal to the aggregate purchase price for all Minority Held Securities into one or more escrow accounts at an approved Argentine financial institution. Along with the deposit of funds, the controlling shareholder must include a detailed list of holders of Minority Held Securities as of the date of CNV approval, including the number of securities held by each such holder.[2]

Within five business days of CNV approval of the purchase price, TEF will establish with BBVA Banco Francés S.A., a qualified Argentine financial institution (the "**Escrow Agent**"), two escrow accounts: (A) one in Argentina (the "**Argentine Escrow Account**"), which will be funded by TEF in Argentine pesos in an amount equal to the aggregate Argentine peso purchase price for the Class B Shares held directly as of the date of CNV approval by TASA's unaffiliated holders of Class B Shares and (B) an escrow account maintained by the Escrow Agent with Standard Chartered Bank in New York (the "**U.S. Escrow Account**", and together with the Argentine Escrow Account, the "**Escrow Accounts**"), which will be funded by TEF in U.S. dollars in an amount equal to the U.S. dollar equivalent of the aggregate Argentine peso purchase price for the Class B Shares held by unaffiliated holders who held their Class B Shares in the form of ADSs as of the date of CNV approval. For purposes of funding the U.S. Escrow Account in order to pay the relevant ADS holders, the Argentine peso purchase price will be converted into U.S. dollars at the exchange rate in effect on the business day on which the CNV grants its approval of the Transaction.

Upon the deposit of the amount representing the aggregate purchase price into the escrow account or, if applicable, accounts, the controlling shareholder must publish a notice, in the same manner and in the same publications applicable to the publication of the Declaration of Acquisition, for a period of three business days (the "**CNV Approval Publication Period**"), disclosing the CNV approval and the final price, the details of the escrow account or accounts and providing holders with instructions as to how to obtain payment for their shares.

[2] All Class B Shares represented by the ADSs, which are held by the Depositary, will be reflected as being held solely by the Depositary. TEF, TASA and the Depositary will make arrangements for the Depositary to distribute the proceeds of the Transaction to ADS holders.

Transfer of Title to TASA's Class B Shares

After the end of the CNV Approval Publication Period (which could occur as early as approximately eight business days after CNV approval but which TEF and TASA expect to occur approximately 13 business days after CNV approval), the controlling shareholder must register its Declaration of Acquisition or its revised Declaration of Acquisition, if one was required in connection with a price change, the CNV's approval of the purchase price and certain other required information as a public deed (the "**Public Deed**") with the Argentine commercial registry (*Registro Público de Comercio*). On the date on which the Public Deed is notarized prior to its presentation for registration with the Argentine commercial registry, all of the Class B Shares, including those represented by ADSs and including those as to which holders may have exercised the Appraisal Right described above will be cancelled by operation of Argentine law, and new TASA shares will be issued to TEF in their place, resulting in TEF owning 100% of TASA (the "**Final Transfer**"). Unless a holder of Minority Held Securities already has received payment for its Minority Held Securities, effective upon the Final Transfer the rights of the former holders of Minority Held Securities convert automatically, and by operation of Argentine law into the right to receive the CNV approved cash purchase price and the right to exercise the Appraisal Rights as described above (the rights which former holders of Class B Shares, including those represented by ADSs, retain after the Final Transfer being referred to herein as the "**Transaction Proceeds Rights**").

On the date of the Final Transfer, Caja de Valores S.A. ("**Caja de Valores**"), the Argentine clearance and settlement system, will make a notation on the account of each former holder of Class B Shares, other than the Depositary (as the former holder of the Class B Shares underlying the ADSs) and any former holder that received payment for its Class B Shares prior to the date of the Final Transfer, indicating that, until the end of the Objection Period, the holder of that account continues to be entitled to request payment and, consequently, continues to be entitled to exercise the Appraisal Right in connection with the Transaction (each such notation, a "**Credit Notation**"). The purpose of the Credit Notations is to maintain a record of those holders of Class B Shares still entitled to payment of the purchase price and still entitled to exercise the Appraisal Right after the point in time that the Class B Shares no longer exist as a matter of Argentine law. Normally, Caja de Valores would make a Credit Notation on the account of all shareholders other than those that had already received payment of the purchase price and thus would make a Credit Notation on the account of the Depositary. In this case, however, Caja de Valores has agreed to accept from the Escrow Agent a letter indicating that the Class B Shares represented by the ADSs are held in a custodial account at Citibank Argentina and that the purchase price for those ADSs will be paid from the

U.S. Escrow Account in accordance with arrangements established among TEF, TASA, the Escrow Agent and the Depositary for the ADSs. Based on this letter, Caja de Valores will not make any Credit Notation in respect of the Class B Shares or Transaction Proceeds Rights underlying the ADSs. Since the Transaction Proceeds Rights arise automatically as a matter of Argentine law and a Credit Notation is merely a method of identification applied by Caja de Valores, no certificate or other document evidencing the Transaction Proceeds Rights is issued or distributed by TEF, TASA, Caja de Valores or any other person to former holders of Minority Held Securities. The Transaction Proceeds Rights are not transferable and, as indicated above, the Depositary never will receive a Credit Notation and therefore the ADS holders never will be beneficial owners of a Credit Notation.

Procedures for Payment to and Exercise of Objection Rights by Class B Holders and ADS Holders

At any time during the period beginning after the deposit by the controlling shareholder of the aggregate purchase price in the Escrow Accounts (the "**Deposit**"), whether before or after the Final Transfer and including during the CNV Approval Publication Period and ending on the last day of the Objection Period, the direct unaffiliated minority holders of Class B Shares are entitled to withdraw the amount corresponding to the number of Class B Shares owned by them from the Argentine Escrow Account upon presentation to the Escrow Agent of their Class B Shares or, after the Final Transfer, a certificate from Caja de Valores to the effect that they were holders of the applicable number of Class B Shares as of the date of the Final Transfer. During this period minority holders of ADSs may request that the Depositary present for payment to the Escrow Agent the number of Class B Shares represented by their ADSs. The Depositary then will obtain from the Escrow Agent the purchase price for those Class B Shares and distribute the cash received to the appropriate holder or holders of ADSs. Under Article 29 of the Decree, withdrawal of funds from an escrow account by a direct unaffiliated minority shareholder or by the Depositary on behalf of an ADS holder is deemed to be acceptance of the purchase price and a waiver of the Appraisal Right by that direct minority shareholder or ADS holder. However, we have been instructed by Argentine counsel that withdrawal by the Depositary of the purchase price corresponding to one ADS holder will not adversely affect the Appraisal Rights of the other ADS holders. Any unaffiliated minority holders of Class B Shares or ADSs that neither object to the fairness of the purchase price nor withdraw funds from the relevant Escrow Account before the end of the Objection Period will receive payment of the CNV approved purchase price from the relevant Escrow Account automatically and promptly after the expiration of the Objection Period.

As the Decree did not contemplate ADSs, it has been necessary to establish certain special payment mechanics for unaffiliated holders of ADSs. In order to permit non-objecting holders of ADSs to receive payment for their ADSs on a schedule substantially consistent with the availability of proceeds to non-objecting direct holders of Class B Shares, the Depositary will consolidate the written requests for payment and waivers of Appraisal Rights received by it in accordance with instructions provided to it in letters of transmittal or other instruction letters (collectively, the "**Letters of Transmittal**"), the forms of which will be included in the Schedule 13E-3, at the end of each week, beginning with the week in which TEF funds the U.S. Escrow Account and ending in the week in which the last day of the Objection Period occurs. On the last New York business day of each calendar week, the Depositary will seek payment from the U.S. Escrow Account of the purchase price of all of the ADSs validly delivered to it before the close of business on the previous New York business day and for which it has not already sought payment. TEF and TASA expect that the Escrow Agent will be able to disburse the requested purchase price to the Depositary within two New York business days and that the Depositary will distribute the funds received by it to ADS holders on the New York business day following its receipt of those funds. Unless they have exercised their Appraisal Rights prior to the ADS Objection Deadline (as defined below), ADS holders who fail to send any instructions to the Depositary prior to the end of the Objection Period will be paid the U.S. dollar equivalent of the CNV-approved purchase price from the U.S. Escrow Account promptly after the expiration of the Objection Period upon surrender of their ADSs to the Depositary.

ADS holders who wish to object to the purchase price will be entitled to do so at any time after the beginning of the Objection Period but before a special deadline to be established by the Depositary shortly preceding the expiration of the Objection Period (the "**ADS Objection Deadline**"). The shortening of the Objection Period for ADS holders by a few days is necessary in order for the Depositary to provide the objecting ADS holders with certain documentation that those ADS holders will be required to present under Argentine law in order to enter a valid objection.

Discussion and Relief Requested

Rule 13e-3 Relief

The Transaction constitutes a "Rule 13e-3 transaction" for purposes of the U.S securities laws but there are provisions of the Decree that conflict with the requirements of Rule 13e-3. Specifically, the Argentine timing and procedures relating to the transfer of ownership of the Minority Held Securities to TEF conflict with the timing requirements of Rule 13e-3(f)(1).

Rule 13e-3(a)(3) defines a "Rule 13e-3 transaction" to include, among other things, a purchase of, tender offer or solicitation for the equity securities of an Exchange Act reporting company which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of (1) causing any class of equity securities of such company to become eligible for termination of registration, or causing the reporting obligations with respect to such class of equity securities to become eligible for termination or (2) causing any class of equity securities of such company to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system or any registered national securities association. The Transaction involves a transfer to TEF of ownership of the Minority Held Securities in exchange for cash and an Appraisal Right on the part of the holders of the Minority Held Securities. It is TEF's intention to cause the delisting of the Class B Shares and the ADSs immediately upon the Final Transfer and to cause the deregistration of those securities promptly after completion of the Transaction.

Despite falling within the technical definition of a "Rule 13e-3 transaction" there are elements of the Transaction that are fundamentally different from those customarily implemented in compliance with Rule 13e-3 and that, in our view, justify granting the relief sought by this letter. The Transaction differs from customary going private transactions first, because it does not provide shareholders with any opportunity to make an investment decision relating to TEF's purchase of their Minority Held Securities. Once TEF determined to comply with the Decree by means of a Declaration of Acquisition, unless TEF and the CNV fail to agree on a purchase price and the Transaction fails altogether, it became a foregone conclusion that all of the Minority Held Securities would be transferred to TEF in exchange for cash. The only open question was how much cash per Class B Share the holders of the Minority Held Securities would receive.

Second, the price to be paid by the controlling shareholder is not entirely within the control of the controlling shareholder. It is subject to the approval of an independent regulatory authority. Also, according to applicable law, both the audit committee (which, in the case of TASA, is comprised entirely of independent directors) and the board of directors of the controlled company must deliver an opinion on fairness of price to this regulator. Finally, a fully independent statutory audit committee of a nature that does not exist in the United States is required to deliver an opinion to the regulator regarding compliance with proper legal process.

Third, unlike the usual case, it is a minority shareholder and not the controlling person who has chosen the time for the Transaction and thus is able to take advantage of favorable changes in market price and/or positive developments within TASA. The controlling shareholder mandatorily is forced to comply by purchasing at least the shares of the minority shareholder who delivered the Triggering Notice. Thus, one of the major elements of control that can give rise to the conflicts of interest that constitute the policy underpinning of Rule 13e-3 is absent in the Transaction.

Finally, once the regulator approves the purchase price, the shareholders of the controlled company will have an opportunity to challenge the fairness of that purchase price before an impartial Argentine court or arbitration panel pursuant to procedures specifically identified in the Decree.

Rule 13e-3(f)(1) requires that the information required by Schedule 13E-3 be disseminated to shareholders no later than 20 days prior to the "purchase" constituting the Rule 13e-3 transaction. Moreover, General Instruction D to Schedule 13E-3 requires that the Schedule be filed with the Commission at least 30 days prior to a purchase of the securities in a transaction, such as the Transaction, which does not involve a solicitation, an information statement, the registration of securities or a tender offer.

Under the Decree, the period between the filing and dissemination of the required Schedule 13E-3 and CNV approval and the period between CNV approval and TEF's "purchase" of the Minority Held Securities (*i.e.*, the Final Transfer) are unpredictable because they depend, in the first case, on how quickly the CNV approves the Transaction and, in the second case, on how quickly administrative registrations, not under TEF's control, are completed in Argentina. Under the Decree, if TEF deposits the funds representing the aggregate purchase price in the Escrow Accounts within five business days of CNV approval of the Transaction, immediately thereafter commences the CNV Approval Publication Period and immediately upon termination of the CNV Approval Publication Period obtains notarization of the Public Deed, the Final Transfer could occur as soon as eight business days after CNV approval of the Transaction. Consequently, if TEF and TASA were to wait to file their Schedule 13E-3 until all of the terms of TEF's purchase are known, the filing could not occur until after CNV approval and it would be impossible, under these circumstances, to comply with the timing requirements of Rule 13e-3. On the other hand, any Schedule 13E-3 filed and disseminated prior to CNV approval obviously will reflect only those facts known as of the filing date, which may or may not include the final terms of the purchase (including purchase price, although holders of the Minority Held Securities should be able to assume that the published purchase price is at least a minimum purchase price) and will not include the CNV's position with respect to the Transaction. By the time these facts become known, again, there will remain only a very short period before the Final Transfer pursuant to which the Class B Shares, including those represented by

ADSs, are cancelled by operation of Argentine law and new TASA shares are issued to TEF. Given the uncertainty as to the duration of these periods and as to the nature of the information that may need to be disclosed during the period between CNV approval and the Final Transfer, it is not clear that it would be possible to comply with the amendment and dissemination requirements of Rule 13e-3 prior to TEF's "purchase" of the Minority Held Securities.

We believe that permitting an earlier filing of the Schedule 13E-3 based on TEF's initial published price and other information available prior to CNV approval or, regardless of the timing of CNV approval, promptly after obtaining the relief sought by this letter, and then, allowing TASA and TEF to file and disseminate an amendment to the Schedule 13E-3 when CNV approval of the purchase price is obtained or any other material developments occur and granting relief from the timing requirements of Rule 13e-1(f) and General Instruction D to Schedule 13E- 3 is most consistent with the policy objectives of Rule 13e-3 for several reasons. First, as stated above, the transfer of ownership of the Minority Held Securities to TEF is a "purchase" by TEF of the Minority Held Securities in name only. It does not involve any investment decision by the holders of the Minority Held Securities. The Minority Held Securities will be transferred to TEF at the purchase price approved by the CNV regardless of any action or inaction on the part of investors. The only investment decision to be made by the holders of the Minority Held Securities in connection with the Transaction is whether to exercise their Appraisal Rights in respect of the price approved by the CNV. Thus, from a disclosure and policy perspective, the most relevant point is that the holders of the Minority Held Securities have access to the required disclosure in time to make their objection decision. Accordingly, TEF and TASA propose the following schedule for the filing and dissemination of the Schedule 13E-3 in connection with the Transaction:

1. TEF and TASA will file their Schedule 13E-3 (containing disclosure based on facts as of the date of filing) with the Commission within ten business days after TEF and TASA receive a response from the Staff to the questions and issues presented in this letter. We anticipate, but cannot guarantee, that filing at this time should assure that the filing occurs well in advance of the CNV approval. Nevertheless, should CNV approval occur sooner than anticipated, the Objection Period giving rise to the only applicable investment decision on the part of ADS holders and holders of Class B Shares who are U.S. residents would commence approximately eight business days after CNV approval and would last for three months thereafter.

2. TEF and TASA expect to commence dissemination of their Schedule 13E-3 to holders of ADSs and holders of Class B Shares who are U.S. residents

approximately ten days after filing with the Commission or upon satisfaction of any Staff comments on the Schedule 13E-3. Even if CNV approval were to occur sooner than anticipated and dissemination were delayed somewhat, ADS holders and holders of Class B Shares who are U.S. residents still would have considerably more than 20 days to consider the information in the Schedule 13E-3 before the ADS Objection Deadline; however, the "purchase" by TEF (in respect of which the holders make no investment decision) could occur as soon as eight business days after CNV approval.

3. Any material developments occurring after the mailing or other distribution of the Schedule 13E-3 but prior to CNV approval would be disclosed promptly after the occurrence thereof in amendments to the Schedule 13E-3. These amendments would be disseminated by filing with the Commission.

4. Upon CNV approval, TEF and TASA would prepare and file with the Commission an amendment to the Schedule 13E-3 reflecting the CNV approval, any change in purchase price, the Objection Period, the ADS Objection Deadline and any other material information. TEF and TASA also will issue immediately a press release disclosing this information, post a copy of the press release on their websites and file "hechos relevantes" and file with the Commission a Form 6-K reflecting the content of the press release. If the CNV approval involves a change in the purchase price, TEF and TASA further will disseminate the Schedule 13E-3 amendment to the ADS holders and to holders of Class B Shares who are U.S. residents in the same manner as dissemination of the original Schedule 13E-3.

5. No later than five business days after CNV approval, TEF will fund the Escrow Accounts, thus entitling (a) direct holders of Class B Shares or Transaction Proceeds Rights evidenced by a Credit Notation in the records of Caja de Valores to present their Class B Shares for payment or to request the purchase price based on that Credit Notation and withdraw the corresponding purchase price from the Argentine Escrow Account and (b) ADS holders to obtain the purchase price for their ADSs by requesting that the Depositary withdraw from the U.S. Escrow Account the purchase price for the Class B Shares represented by their ADSs and by presenting to the Depositary certain required documentation.

6. Promptly after the termination of the CNV Approval Publication Period, TEF will take the final steps under its control necessary to obtain notarization of the Public Deed, resulting in the Final Transfer.

7. Former holders of Class B Shares and ADS holders who wish to exercise their Appraisal Rights will be able to do so until the end of the Objection Period and the ADS Objection Deadline, respectively.

8. At the end of the Objection Period, the Depositary will receive the purchase price from the U.S. Escrow Account for those ADS holders who did not request payment in the manner described above during the Objection Period and who did not exercise their Appraisal Rights prior to the ADS Objection Deadline and, promptly thereafter, the Depositary will distribute the amount received to those ADS holders upon surrender of their ADSs to the Depositary.

Consequently, based on the foregoing discussion, we request that the Staff grant to TEF and TASA exemptive relief from the provisions of Rule 13e-3(f)(1) and General Instruction D to Schedule 13E-3 and the disclosure requirements of Schedule 13E-3 to the extent necessary to permit TEF and TASA to implement the Transaction in the manner described above.

The Staff has in the past granted relief from the 20-day dissemination requirement under Rule 13e-3 where the action of a foreign private issuer's national government prevented the issuer from disseminating all required disclosures to security holders in the timeframe required by Rule 13e-3.[3] Furthermore, while the Tender Offer Rules do not apply to the Transaction, the Commission has exempted or provided no-action relief on numerous occasions in cross-border issuer tender offer contexts in which the applicable rules governing tender offers in an issuer's home jurisdiction precluded such issuer's ability to comply with the requirement that a tender offer be extended for a period of ten business days following a change in price or in the amount of securities to be acquired.[4]

[3] *See* IDB Bankholding Corp., Ltd., SEC No-Action Letter, 1991 SEC No-Act. LEXIS 1166 (demonstrating that in taking its no-action position with respect to Rule 13e-3, the Staff specifically noted that "ADR holders were sent a [notice of the transaction] on or about September 3, 1991" (43 calendar days prior to the date ADR holders were required to make their irrevocable decision to sell the underlying shares) and additional materials were "mailed to ADR holders on October 9, 1991, . . . including a letter addressing [the filing person's] views as to the fairness of the transaction to ADR Holders, which material has been filed under cover of Schedule 13E-3" on that same date (only seven calendar days prior to the date ADR holders were required to make their irrevocable decision to sell the underlying shares)).

[4] *See, e.g.*, ProSiebenSat.1 Media AG, SEC No-Action Letter, 2007 SEC No-Act. LEXIS 175 (Jan. 30, 2007); Bayer Entities, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 529 (June 29, 2006); Axel Springer AG, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 716 (Sept. 12, 2005) (in each case granting relief from Rule 14e-1(b)'s ten business day tender offer extension requirement where U.S. public holidays would have extended the tender offer beyond the 14 calendar day extension period permitted by German law); Alcan, Inc., SEC No-Action Letter, 2003 SEC No-Act. LEXIS 750 (Oct. 8, 2003) (granting relief from Rule 14e-1(b)'s ten business day

If you require any further information or would like to discuss these matters further, please call Diane Kerr at 212-450-4529.

Very truly yours,

Diane G. Kerr

Diane G. Kerr

tender offer extension requirement where the offer was structured to increase consideration if and when a certain threshold was met since under French rules and practice the satisfaction of the threshold was usually unknown until after the tender offer had expired).

Telefónica

Telefónica de Argentina S.A.

Buenos Aires, 7 October 2009

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Office of Mergers and Acquisitions

Division of Corporation Finance
Attention: Michele Anderson, Chief
Christina Chalk

Re: Telefónica, S.A.'s mandatory acquisition under Argentine law of outstanding Telefónica de Argentina S.A. shares

Dear Ms. Anderson and Ms. Chalk:

I refer the letter dated October 7, 2009 (the "**Letter**") from Diane G. Kerr of the firm Davis Polk & Wardwell LLP, writing to you on behalf of Telefónica, S.A., a *sociedad anónima* organized under the laws of the Kingdom of Spain ("**TEF**"). In the Letter TEF respectfully requested that the staff (the "**Staff**") of the U.S. Securities and Exchange Commission (the "**Commission**") grant certain exemptive relief in connection with the acquisition by TEF of all of the outstanding Class B ordinary shares (the"**Class B Shares**") of Télefonica de Argentina S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina ("**TASA**") not already owned by TEF or its affiliates, including Class B Shares represented by American Depositary Shares ("**ADSs**") pursuant to Argentine Presidential Executive Order No. 677/01, Chapter VIII (the "**Decree**") (the "**Transaction**").

This letter is rendered solely for the benefit of the addressee in connection with the Letter and may not be used or relied upon by any other person for any other purpose. This Letter is limited to matters of Argentine law and practice as set out therein. This letter is provided incidentally to, and in the ordinary course of my practice of Argentine law in Argentina and does not purport to cover any aspects of U.S. law and without prejudice to my status as a "non-appearing foreign attorney" for purposes of the Commission's rules and practice.

I hereby acknowledge that I have been and am Argentine counsel to TASA in connection with the Transaction. I have reviewed the Letter and I believe the description of the Decree and the Argentine practice contained therein are accurate and complete for the purpose of the Letter.

I have relied on Davis Polk & Wardwell LLP in matters of U.S. law and practice in connection with the purposes of the Letter.

If I can be of any further assistance or if you have any further questions, please do not hesitate to contact the undersigned.

Yours sincerely,

Pablo Llauro